Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

The below presentation was used by Spring Valley Acquisition Corp. (“Spring Valley”) in presentations to certain interested parties with respect to Spring Valley’s previously disclosed proposed business combination with Dream Holdings, Inc.

INVESTOR PRESENTATION March 2021 Bringing agriculture to new heights through technology and innovation

Disclaimer

This presentation (this "Presentation") is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Dream Holdings, Inc. ("Dream") and Spring Valley Acquisition Corp. ("Spring Valley") and related transactions (the "Proposed Business Combination") and for no other purpose.

No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Spring Valley, Dream or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of Spring Valley or Dream has independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Dream or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Dream and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "project," "forecast," "potential," "seem," "seek," "strategy," "future," "outlook," "opportunity," "should," "would," "will be," "will continue," "will likely result" and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Dream and Spring Valley, including statements as to the expected timing, completion and effects of the proposed transaction, statements regarding each of Dream and Spring Valley, and statements regarding estimates, projections and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Dream's and Spring Valley's management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Dream and Spring Valley. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Spring Valley or Dream is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; the inability to complete the PIPE investment in connection with the proposed transaction; the lack of a third party valuation in determining whether or not to pursue the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Dream; risks related to expansion of Dream's business and technology; the risk that the vertical farming industry may not grow as large or as quickly as management currently expects, the impact of any future loss of "B Corporation" status on Dream's business; the effects of competition on Dream's future business; the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on Dream's business or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions; the ability of Spring Valley or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in Spring Valley's final prospectus dated November 25, 2020 under the heading "Risk Factors," and other documents of Spring Valley filed, or to be filed, with the Securities and Exchange Commission ("SEC"). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward- looking statements. There may be additional risks that none of Spring Valley or Dream presently know or that Spring Valley or Dream currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley's and Dream's expectations, plans or forecasts of future events and views as of the date of this Presentation. Spring Valley and Dream anticipate that subsequent events and developments will cause Spring Valley's and Dream's assessments to change. However, while Spring Valley and Dream may elect to update these forward-looking statements at some point in the future, Spring Valley and Dream specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Spring Valley's and Dream's assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this Presentation is based on the estimates of Dream and Spring Valley management. Dream and Spring Valley obtained the industry, market and competitive position data used throughout this Presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Dream and Spring Valley believe their estimates to be accurate as of the date of this Presentation. However, this information may prove to be inaccurate because of the method by which Dream or Spring Valley obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.

Use of Projections

This Presentation contains projected financial information with respect to Dream. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See "Forward-Looking Statements" above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved.

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2

Disclaimer (cont'd)

Important Information and Where to Find It

In connection with the Proposed Business Combination, Spring Valley intends to file a registration statement on Form S-4, including a proxy statement/prospectus (the "Registration Statement"), with the SEC, which will include a preliminary proxy statement to be distributed to holders of Spring Valley's common stock in connection with Spring Valley's solicitation of proxies for the vote by Spring Valley's stockholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to Dream's stockholders in connection with the Proposed Business Combination. After the Registration Statement has been declared effective, Spring Valley will mail a definitive proxy statement/prospectus, when available, to its stockholders and Dream's stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about Spring Valley, Dream and the Proposed Business Combination. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov.

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with the Proposed Business Combination among Dream and Spring Valley or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Participants in the Solicitation

Spring Valley and Dream and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of Spring Valley is in its final prospectus filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Business Combination. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above.

Financial Information; Non-GAAP Financial Measures

The financial information and data contained in this Presentation are unaudited and do not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement or any other document to be filed by Spring Valley with the SEC. Some of the financial information and data contained in this Presentation, such as earnings before income taxes, depreciation and amortization ("EBITDA"), have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Spring Valley and Dream believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Dream's financial condition and results of operations. Dream's management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Spring Valley and Dream believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Dream's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. [Dream is not able to forecast net income on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect GAAP, and therefore has not provided a reconciliation for forward-looking EBITDA]. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Dream's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review Dream's audited financial statements, which will be included in the Registration Statement.

Trademarks and Intellectual Property

All trademarks, service marks, and trade names of Dream or Spring Valley or their respective affiliates used herein are trademarks, service marks, or registered trade names of Dream or Spring Valley, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not intended to, and does not imply, a relationship with Dream or Spring Valley, or an endorsement or sponsorship by or of Dream or Spring Valley. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Dream or Spring Valley will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

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Transaction Overview



David Rosenberg

CEO and Co-Founder

AeroFarms



Guy Blanchard

CFO

AeroFarms



Chris Sorrells

CEO

Spring Valley Acquisition Corp

KEY HIGHLIGHTS

Transaction Size

- ✓ $232mm cash in trust from Spring Valley Acquisition Corp. (Nasdaq: SV)[1]
- ✓ $125mm PIPE – Sponsor, management, and board investing $20mm+

Valuation

- ✓ ~$850mm pro forma enterprise value
- ✓ 2.6x 2025E revenue and 10.4x 2025E EBITDA[2]
- ✓ Attractive valuation versus other leading sustainable high-growth food peers

Capital Structure

- ✓ $347mm in cash to fund operations and accelerate growth[1]
- ✓ No additional equity capital requirements expected between now and achieving free cash flow

Ownership

- ✓ 65.0% existing shareholder equity rollover
- ✓ 2.7% AeroFarms convertible notes holders
- ✓ 22.1% SPAC including founder shares
- ✓ 10.2% PIPE Investors

[1] Assumes no redemptions from Spring Valley Acquisition Corp.; includes cash to balance sheet from convertible note; assumes $40mm in transaction expenses
[2] Multiples based off pro forma implied enterprise value; 2025E Revenue $329.9mm and 2025E EBITDA $82.0mm

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Spring Valley Acquisition Corp. Leadership

WHO WE ARE AND WHAT WE OFFER



CHRIS SORRELLS
CEO



BILLY QUINN
Chairman

- **Team with Extensive Transaction Experience in Sustainability**
- **Strong C-level Operational Expertise in Sustainability**
- **Proprietary Network and Sourcing Capability**
- **Established Track Record of Building Publicly Traded Bellwethers**

STRONG HISTORY OF VALUE CREATION


REG
$289
>12x
$3,678
2012 IPO [1]
Current Market Cap


ENERGY TRANSFER
$3,092
>6x
$18,323
2006 IPO
Current Market Cap

- In 2006, **Sorrells lead an investment in Renewable Energy Group, Inc.** while the company was beginning operations in a **developing, but promising industry**
- Grew revenues from ~$85mm in 2008 to ~$2.6bn in 2019 via **organic growth** and an **aggressive acquisition strategy**

- In 2002, **four years before its IPO**, NGP was an original investor in Energy Transfer, which grew from a small private company into one of **the largest publicly traded midstream corporations** after its IPO in 2006 through **several acquisitions** and **organic growth projects**

PEARL ENERGY INVESTMENTS

- Pearl Energy Investments ("Pearl") is a Dallas, Texas-based investment firm with over $1.2bn of committed capital under management founded by Spring Valley chairman Billy Quinn
  - Prior to founding Pearl, Mr. Quinn served as a Co-Managing Partner of Natural Gas Partners ("NGP"), a $20bn fund which created one of the first sustainability focused funds
- Pearl is rooted in energy and sustainability with 60+ years of combined experience

The Spring Valley team has experience in scaling platforms that can be leveraged to create value for AeroFarms and its shareholders

Source: Company filings, FactSet as of 2/18/2021
[1] Pro forma for class A shares not directly listed in IPO

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6 6 AeroFarms is bringing agriculture to new heights through technology and innovation

Champion for Plants, People and the Planet

MISSION

Grow the best plants possible for the betterment of humanity

VISION

- Understand plant biology to be great farmers and solve broader problems in agriculture
- Serve communities by leading with brand and providing access to high-quality, consistent, and safe products
- Protect the environment for future generations, growing more while using less

AeroFarms



Stewarding Sustainability

AeroFarms was the first and only agriculture company honored by the **Ellen MacArthur Foundation** as one of the **Circular Economy 100.**

Inaugural Winners



Serving the Community

AeroFarms serves local communities through its for-profit small farms program, including a Newark charter school visited by former **First Lady Michelle Obama** and Jersey City, host of the first-in-the-nation municipal vertical farming program, with the **World Economic Forum**.


NJ
RC

Providing Second Chance Opportunities

Since 2016 AeroFarms has been providing employment to those formerly incarcerated and was 1 of 5 companies recognized by the **NJ Reentry Corporation** for this work in 2020.


Certified
B
Corporation

Proud to be a B Corporation

AeroFarms has been a **B Corporation since 2017**, certified by the nonprofit B Lab for meeting rigorous standards of social and environmental performance, accountability, and transparency.

7

AeroFarms Leads the Industry in Vertical Farming and More


FARM OPERATIONS

AeroFarms built and operates **the largest vertical farm in the world** and sells great tasting leafy greens. To date, the company has **grown over 550 different varieties** of fruits and vegetables and uses its understanding of plant biology to optimize farming systems.


TECHNOLOGY INNOVATION

With **over 250 invention disclosures**, AeroFarms is constantly developing and improving its proprietary mechanical, operating, environmental and biological systems.


DATA SCIENCE

The AeroFarms sensor network feeds a **vast library of data, collected over 15 years of operations**, allowing the company to understand plants at unprecedented levels and solve agriculture-related supply chain problems.


/World
DELLTechnologies/World
STRATEGIC PARTNERSHIPS

AeroFarms **partners with leading S&P 500 companies and government agencies**, using its growing platform and experience to further provide solutions in agriculture.

AeroFarms Has Been Recognized With Over 50 Awards Since 2011:

Ranked #1

Inaugural Winners

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World Class Leadership Team with Decades of Experience



David Rosenberg
Chief Executive Officer and Co-Founder

- Successful serial entrepreneur, 14+ years leading Silicon Valley VC backed companies
- Member of World Economic Forum (WEF) and WEF Global Internet of Things Council
- Co-founded and co-chaired WEF YGL Circular Economy Taskforce
- 3 Team U.S. Gold Medal National Championships in Fencing and 2 Individual Silver Medals
- MBA from Columbia Business School

Hycrete PaineWebber



Guy Blanchard
Chief Financial Officer

FORTRESS AMONIX GATX



Mark Boyland
General Counsel

Benjamin Moore TATA SCHOLASTIC



Roger Buelow
Chief Technology Officer

GE energy focus



Gary Cohen
Chief Revenue Officer

BD



MaryAlice Feinstein
Chief People Officer

Google



Marc Oshima
Chief Marketing Officer and Co-Founder

Citarella L'ORÉAL The Food Emporium



Andreas Sokollek
Chief Operating Officer

SCHWEID & SONS CHOBANI Kraft



Dane Almassy
VP of Sales

Earthbound Farm Organic Aurora PEPSICO



Stacy Kimmel, Ph.D.
VP of R&D

Campbell's McCormick

BACKED BY A STRONG INVESTOR BASE

AB BERNSTEIN · WHEATSHEAF · GROSVENOR ESTATE · ADM CAPITAL · DUBAI HOLDING · INGKA INVESTMENTS · Prudential · Goldman Sachs · MISSIONPOINT · middleland CAPITAL · 金沙江創业投资 GSR Ventures

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9

Innovating Vertical Farming at Scale for 15 Years

Understanding how innovation in vertical farming scales is important. Since its founding in 2004, AeroFarms has differentiated from the industry, proving its technology, testing innovation and evolving its design through five generations of farm models.

2004

Model 1

Model 1 farm launches with **first leafy greens sales**



2013



Technology update

Refines and **optimizes technology for commercial use**

2016

Large-scale farming

Builds world's largest vertical farm in Newark (including automated components) and begins large-scale farming



2019



Improvements

Improves grow towers and innovates in numerous **ancillary equipment** around the farm to reduce costs and improve major KPIs

2020

New Projects

Achieves major KPIs at scale and announces new projects in Abu Dhabi and Jersey City



Representative rendering of AgX facility in Abu Dhabi; completed facility may be different

2021 and beyond



Representative farm rollout map; more detail on Page 27

Scale and Development

Construct **additional facilities** around the world and introduce **Model 5 and future generations of the farm model**, expanding scale and improving farm-level unit economics

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AeroFarms

AeroFarms Vision and the Future of Farming

Addressing social and environmental macro trends through science and innovation

01 **AeroFarms leads in vertical farming** through a history of innovation, proprietary technology and strategic partnerships

02 AeroFarms data science driven and fully-controlled **proprietary technology platform** enables the company to better understand plant growth, optimize farms, improve quality, and reduce costs

03 With this platform, AeroFarms drives its **leafy greens business**, providing customers with a premium product with superior flavor, taste and texture

04 Extensive **growth opportunities** to expand into new markets and enter new product categories with industry leading strategic partnerships

05 Farm KPIs continually improving with an accelerated farm rollout schedule driving **strong projected financial performance**

11

12 The AeroFarms Opportunity 01

Helping Solve the Global Sustainability and Food Crisis




1/3 Lost



Macrotrend

POPULATION GROWTH
Food production **will need to increase by 69%** by 2035[1] to feed the growing population and expanding middle class

WATER SCARCITY
Global water demand is **set to increase by 55%** from 2000 to 2050[2]

ARABLE LAND LOSS
The world has **lost 1/3 of its arable land** in the last 40 years[3] due to soil erosion and contamination by toxic metals[4]

SOCIAL AWARENESS
With **pesticide residues on 70% of washed produce** in the US, people are concerned with sustainability and chemicals on their food[5]

SUPPLY CHAIN
~$1.2 trillion worth of food is lost or wasted each year,[6] exacerbated by risks of disease and climate change

AeroFarms Solution

Up to **390x as productive** as a field farm[7]

Uses up to **95% less water** than regular field farmers

Uses as little as **0.3% of the land** of a field farmer[7]

Grows using **zero pesticides**

Locally produced for **fresher food** and **less waste**

Solutions are **enabled by AeroFarms' rapid innovation** in mechanical design, biological science and data analytics and controls

AeroFarms

[1] BBC: Is the world running out of fresh water?; [2] Environmental Outlook to 2050: The consequences of Inaction; [3] The Guardian: Earth has lost a third of arable land in past 40 years; [4] US FDA: Metals and Your Food ; [5] The Guardian: Pesticide residues found in 70% of produce sold in US even after washing; [6] USDA for Romaine and Leaf Lettuce; [7] Calculation is based on AeroFarms' annual crop turns, levels of vertical growing and output per square foot versus values for a conventional field farm in a region like New Jersey with one crop turn per year

13

14 Fresh Produce is a $1.4 Trillion Industry Global fresh produce Local produce market From 2019 to 2023, fresh produce is projected to grow 7% CAGR to be a $1.8 trillion industry 1 58% of shoppers prefer to buy local produce 4 93% of shoppers say they would buy more local food if it was available 4 Global fresh produce breakdown (2019) Leafy greens² 5% Berries³ 12% Other fruits¹ 53% Other vegetables¹ 30% Fresh produce industry: $1.4 trillion 1 Global leafy greens From 2019 to 2023, leafy greens is projected to grow 7% CAGR to be a $103 billion industry 2 14 Leafy greens, baby greens, microgreens, herbs, and niche varieties: $78 BILLION 2 1 BMI 2019 retail food market data, excludes foodservice sales; 2 BMI 2019 leafy greens market data defined as leaf and stem vegetables ; 3 2019 Technavio Global Berries Market ; 4 CStoreDecisions Consumers Increasingly Value Local Food article

Unrivaled Sustainability and Productivity

		AeroFarms	High-tech Greenhouse	Conventional Farming
CROP TURNS	FASTER	Up to 26 Crop turns	12 Crop turns	1 - 3 Crop turns
YIELD[1]	HIGHER OUTPUT	Up to 390x lbs/sqft[1]	12x lbs/sqft	1x lbs/sqft
WATER USE	MORE EFFICIENT	Up to 95% Water savings	90% Water savings	0% Water savings
QUALITY	BETTER	Most consistent product	Somewhat consistent product	Least consistent product
LONG TERM COST STRUCTURE[2]	BECOMING CHEAPER	Declining costs	Slightly declining costs	Increasing costs

[1] Calculation is based on AeroFarms' annual crop turns, levels of vertical growing and output per square foot versus values for a conventional field farm in a region like New Jersey with one crop turn per year; [2] Farmland Prices In The United States according to the USDA

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15

16 Technology Platform 02

17 Optimizing plant performance enables: x New varieties x Higher quality x Lower costs Market Leader with Vertical Integration Across All Disciplines of Controlled Environment Agriculture Optimized plant genetics Data science enabling fully - connected agriculture Tightly controlled environment Deep understanding of plant biology Operations at scale , with controlled standard operating procedures Mechanical design of grow towers and ancillary equipment

Key Components of AeroFarms' Technology Platform



Advanced grow towers

- **Aeroponic technology** to allow plant roots to receive the optimal amount of nutrients at the optimal time
- Proprietary cloth grow medium is typically **reusable** and/or **recyclable**



Plant genetics, optimized for indoor plant growing

Full automation across loading, unloading, seeding, growing, harvesting and packaging



Expertise in **HVAC and building design**

Unique **horticulture luminaire** and LED technology

Extensive library of 200+ **standard operating procedures**

Automated **nutrient delivery system**

Digital controls, including:

- **Integrated algorithm** for every stage of grow cycle (including custom lighting)
- **agSTACK** software with integrated PLC and SCADA systems

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The agSTACK System Enables a Fully-Connected Farm

agSTACK

- HARDWARE
- INTELLIGENT CONTROL SYSTEMS
- SUPERVISORY CONTROL AND DATA ACQUISITION (SCADA)
- MANUFACTURING EXECUTION SYSTEM (MES)

agSTACK powers integration, traceability, data insights and machine learning



GROW THE BEST PLANTS POSSIBLE
DATA COLLECTION
DATA LOOP
DATA ANALYSIS
APPLY LEARNINGS TO BE GREAT FARMERS
CONTINUOUS IMPROVEMENT
UNDERSTAND PLANT BIOLOGY AT UNPRECEDENTED LEVELS

SAMPLE TECHNOLOGY PARTNERSHIPS

DELL: Partnered to **support software and cloud services** for AeroFarms growing systems to unearth data and drive greater plant insights

NOKIA Bell Labs: Partnered to co-develop **machine vision capabilities** to monitor plant health analytics and detect growing anomalies

AeroFarms 19

20 Precision Control Enables Unparalleled Performance for Plants Influencing Genetics and Their Expression through Environmental Inputs… NUTRIENT / MICRONUTRIENT MIX LIGHT FREQUENCY LIGHT INTENSITY LIGHT SPECTRUM AIR SPEED CO 2 LEVELS RELATIVE HUMIDITY TEMPERATURE WATER LEVELS …Improves Plant Outputs and Farm Economics 20 Taste Yield Shelf Life Nutrition Consistency Color Texture

AeroFarms Innovation Drives Improvements Across the Farm



LIGHTING EFFICIENCY

AeroFarms' LED efficiency has **increased 59% over the last five years**



YIELD IMPROVEMENT

Over the last 12 months, AeroFarms has seen a **23% increase in yield**



IMPROVED GENETICS

Improving plant genetics by isolating variables and **continually testing assumptions**



QUALITY

Tight control of light, water, nutrients, oxygen, CO_2 and temperature results in **high-quality, flavorful plants**



GROW CYCLE

AeroFarms has improved the grow cycle for baby leafy greens **from 20 to 14 days[1]**

LIGHTING COST

AEROFARMS COST

COST

TIME

AeroFarms economics are competitive, selling at parity today and headed lower for future potential product offerings

[1] Harvest Yield increase calculated from January 2020 to December 2020 at the Rome Street Farm (current commercial facility), normalized to the production capacity of the Model 5, 48-grow tower farm design

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21

22 Technological innovation is driven by AeroFarms’ world - class team of 45 INNOVATORS , who make up 50% of all corporate employees, including: ▪ Engineers ▪ Plant scientists ▪ Computer programmers Extensive Investments in Technology and IP 1 Snapshot as of January 2021 A WORLD CLASS INNOVATION TEAM… …FUELS A ROBUST AND GROWING IP PORTFOLIO 1 282 invention disclosures 62 active invention disclosures in the pipeline 18 active patent families 13 granted (issued) patents 38 pending patent applications 46 designated trade secrets PATENTS TRADE SECRETS

23 23 Scaling the Leafy Greens Opportunity 03

Leafy Greens are the Ideal Initial Category for Disruption

INDUSTRY opportunity for leafy greens with:





- Less spoilage
- No food contamination
- Less variability in quality
- No supply seasonality
- Fewer risks due to centralized production
- Less pesticide use
- Lower supply chain / transportation costs

AEROFARMS provides leafy greens with:

- ✓ Superior flavor and quality
- ✓ Production closer to the consumer
- ✓ New standard for food safety
- ✓ Consistency
- ✓ Year-round growing
- ✓ Democratized production
- ✓ Zero pesticides
- ✓ Strong unit economics
- ✓ Up to 95% less water





The short leafy greens growth cycle allows for rapid experimentation and innovation, providing AeroFarms with **data insights to enhance its technology platform and expand to other product areas**

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24

AeroFarms Wins at Retail with Great Tasting Leafy Green Products

- In 2020 **AeroFarms products performed on average 50% better** than the average velocity per SKU of the indoor farming industry[1]
- AeroFarms received a **best-in-class Net Promoter Score of 55**; 57% higher than the indoor vertical farming segment average[2]
- AeroFarms product is currently in **over 200 stores** in the Northeast, including Whole Foods Market, where AeroFarms experienced **over 500% growth from 2019 to 2020**
- AeroFarms locally grown produce wins on **quality**, **flavor, taste and texture** with products that are priced competitively with organic players and other local farmers
- Along with baby leafy greens, AeroFarms sells products in **high growth segments**, such as microgreens
- AeroFarms sells its products under its **Dream Greens brand** and will be introducing a unified rebrand in 2021 baby arugula
baby pac choi
micro super mix
baby kale
baby ruby streaks
baby watercress

Whole Foods Market · Baldor · ShopRite · amazonfresh · freshdirect

[1] Nielsen W/E 12/5/20 latest 52 weeks (collection of 5 leading grocery retailers in New York Metropolitan Area), combined with Nielsen FY2020 latest 52 weeks (1 leading grocery retailer in the New York Metropolitan Area); [2] Net Promoter Score is a key indicator of customer satisfaction, measured through third-party testing conducted by Qualtrics

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25

GROWN BY AeroFarms
PEAK FLAVOR ALWAYS
dream GREENS
baby watercress
BRIGHT & ZESTY
Bursting with Flavor
Pesticide Free
Sustainably Grown Indoors
Non-GMO Net Wt. 3.5 oz (99 g)
JERSEY FRESH
No Washing Needed
AeroFarms

Top Tastemakers Applaud AeroFarms Products

"An exquisite culinary experience"

WHOLE FOODS MARKET

Edmund LaMacchia
VP of Procurement – Perishables, Whole Foods (former)

"This is what I love about AeroFarms – that it's technology that's **allowing people to farm better and smarter** – and it makes **really delicious food."**

momofuku

David Chang, Celebrity Chef and Founder of the Momofuku restaurant group

"I had the distinct pleasure of sampling AeroFarms product – right out of the growing trays, then took a bag of greens home. Not only was the **flavor density stunning and delicious**, but the **large bag of greens lasted a week**. It likely would have lasted longer, but I ate them all. What a **remarkable and timely approach to leveraging urban assets for nutrient dense food production."**

wholesome wave GEORGIA

Michel Nischan, renowned chef / leader in the sustainable food movement and President/ CEO Wholesome Wave

26

AeroFarms is Ready to Bring its Leafy Greens Farms to New Markets

FARM PIPELINE

AGX, ABU DHABI	DANVILLE, VIRGINIA	NEXT FARM *Target locations*	FUTURE FARMS *Partial list of locations to serve target markets*	
Q2 2021[1] R&D and pilot grow rooms	Q2 2021[1] Model 5, 48-tower farm	Q1 2022[1] 48-tower farm	Q2 2022[1] 48-tower farm	Q3 2022[1] 48-tower farm



Newark, NJ
Greater St. Louis
Danville, VA
Southern US
Texas Triangle

UNITED STATES[2]



Abu Dhabi, UAE

ARABIAN PENINSULA[2]

Note: shown on a different scale than the map of the U.S.

SITE SELECTION METHODOLOGY

Prioritize locations for new farms considering:

- ☑ **CUSTOMER:** quality, expansion strategy
- ☑ **MARKET DEPTH**: population within 1 day drive
- ☑ **COSTS:** utilities, labor, construction, logistics
- ☑ **SPEED TO BUILD:** Permitting, ready utilities and infrastructure
- ☑ **INCENTIVES:** Ability to attract incentives that reduce costs or create capital

AeroFarms also won a **World Wildlife Fund** RFP to partner in developing a potential future farm

DEVELOPMENT TIMELINE

Priority Market Selection	~3 – 4 months	Site Selection	4 – 5 months	Financial Closing / Start of Construction	~12 months	Start of Commercial Operations
	Competitive multi-state RFI *Comparative site analysis* *Incentive negotiations*		*Engineering and design* *Competitive bids* *Permitting*		*Construction of farm* *Equipment commissioning* *Hiring and training of personnel*	

AeroFarms

[1] Date represents financial closing / start of construction for each farm location; [2] Maps are illustrative; 300-mile target areas not to scale

27

AeroFarms has Secured its Next Farm in Danville, VA



Top retailer distribution centers within 300 miles of Danville, VA
Newark, NJ
Danville, VA

BENEFITS OF DANVILLE, VIRGINIA:

- **Unmet market potential** and proximity to key sales channels with at least 6 top retailer distribution centers within 250 miles
- **Low operating costs** with low energy rates and competitive, skilled workforce
- **R&D partnership opportunities** with nearby universities with engineering and environmental sciences programs including Virginia Tech, Duke, UNC Chapel Hill, and Longwood University
- **Ready to develop site** with reliable infrastructure and excellent access to utilities

2.5x market coverage[1]

1,000+ food retailers in the region

50mm+ people within 1 day's drive[2]

<$0.06 kWh energy costs

PROJECT TIMELINE

- Priority Market Selection
- Site Selection
- APRIL 2021: Financial Closing / Start of Construction
- *~12 months*
- Q2 2022: Start of Commercial Operations

[1] 4.0 million lbs (based on 77.5 clamshells per store per week) / 1.6 million lbs produced; [2] Defined as a 500 mile radius; Statista 2019 Population of US MSAs

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29 Growing Beyond Leafy Greens 04

Accessing $1.8 Trillion Market Opportunity Strategic Partnerships

Expansion into Berries and Other Markets

Fresh produce market opportunity: $1.3tn[1]

Producing higher-quality berries and other traditionally seasonal produce year-round

Work to Date Includes:

- Have grown thousands of berry plants in R&D facilities since 2017
- Growing capabilities yield strawberries that consistently exceed industry averages for sweetness

UC DAVIS Plant Breeding Center · USDA

Plant-made Pharmaceuticals, Nutraceuticals and Cosmeceuticals

Broader market opportunity: $471bn[2]

Using plants as bioreactors to produce proteins and inputs for other applications

Work to Date Includes:

- Actively participating in a National Institutes of Health (NIH) sponsored trial
- Growing an Active Pharmaceutical Ingredient (API) for COVID-19 (or other SARS) therapeutic trial

NIH National Institutes of Health

Advanced Genetics Products and Services

Broader market opportunity: $56bn[3]

Using fully-controlled platform for speed breeding and genetic development

Work to Date Includes:

- Founding Member of the Precision Indoor Plants (PIP) Consortium and Principal Investigator for first and largest project (lettuce)
- Co-developed first ever CRISPR-Cas9 produce product

PIP · BASF · GreenVenus · FFAR · BENSON HILL · FLUENCE by OSRAM

Technology Components

Broader market opportunity: $10bn[4]

Potentially selling components of technology platform, including lighting and agSTACK system

Work to Date Includes:

- Co-developed standalone machine vision capabilities with Nokia Bell Labs
- Co-developed a horticulture luminaire
- Developing proprietary automated nutrient delivery and agSTACK systems

NOKIA Bell Labs

[1] BMI 2019 retail food market data, excludes foodservice sales; Produce is defined as fresh produce minus leaf and stem vegetables; [2] Technavio 2020; [3] 2019 Mordor Global Seed Market - Growth, Trends, and Forecast; [4] 2020 Markets and Markets – Hydroponics Market Global Forecast

AeroFarms 30

31 Preparing for Future Commercial Expansion into New Markets like Berries Harvesting berries since 2017 Grown over 6,300 berry plants to date Consistently achieving Brix 1 of 11 ~1.5x higher than the industry average of 6 - 8 1 Measure of soluble sugar content Berries today are subject to a seasonal supply chain with high pesticide use AeroFarms’ grows better berries, measured by sweetness, all year round, using zero pesticides AeroFarms has grown over 50 varieties of strawberries to date, each with a unique size, shape and flavor profile AeroFarms has a co - development agreement to create high - performing berry products with a strategic partner

32 Financial Projections 05

33 HARVEST YIELD Harvest Yield measures how much useable plant mass we grow and harvest per unit of area per unit of time vs. our long - term plan. Data represents average of every individual grow unit harvested during the period ; commonly, “champion” yields can exceed 125%+ of long - term target Price per pound 2 measures our ability to sell leafy greens product at target price points that support our long - term plan. Selling price consistently has achieved targets; our long - term plan is built on being price takers in established distribution channels, though we sell what we believe to be premium product PRICE PER LB. SOLD Overall Operating Efficiency (OOE) measures two factors versus our long - term plan: utilization (are we operating our farms at targeted production capacity) and realization (are we selling what we grow [at target selling price]) 100% of OOE target is expected to be achieved at future full - scale farms OVERALL OPERATING EFFICIENCY Core KPIs are shown below where 100% represents Model 5 farm design business plan 1 92% 97% 97% 80% 90% 100% Last 12 Mo. Avg. Last 6 Mo. Avg. Last 3 Mo. Avg. 89% 96% 103% 80% 90% 100% Last 12 Mo. Avg. Last 6 Mo. Avg. Last 3 Mo. Avg. 101% 103% 102% 80% 90% 100% 110% Last 12 Mo. Avg. Last 6 Mo. Avg. Last 3 Mo. Avg. 110% 111% 112% 80% 90% 100% 110% Last 12 Mo. Avg. Last 6 Mo. Avg. Last 3 Mo. Avg. 91% 92% 90% 80% 90% 100% Last 12 Mo. Avg. Last 6 Mo. Avg. Last 3 Mo. Avg. Baby Leafy Greens Microgreens Farm Level (Baby Leafy Greens and Microgreens) Baby Leafy Greens Microgreens Future Farm Development Is Enabled by Current Performance of Core KPIs that Drive Unit Economics at Scale 1 100% represents Model 5 Farm Design (technology deployable in 2021); historical monthly data is presented through December 20 20 ; 2 Price per lb. is the price achieved within each channel applied to the projected channel mix of the Model 5 farm – we are achieving our target selling price within each channel, which is the key driver of future farm performance

Farm Unit Economics Summary

The Model 5 Farm Design represents AeroFarms' technology that will be deployed in early 2021. Over time, modest performance improvements are modeled for future farm generations, namely the Model 6/7 Farm Designs.

Each farm design is modeled to include the modest performance gains described below:

Key Assumptions[1]	MODEL 5 (Current) →	MODEL 6 (March 2022) →	MODEL 7 (September 2023)	Description
Total Project Capital *(reduces by 10% each model)*	$52 million	$47 million	$41 million	Includes working capital and tenant improvements but excludes leased real estate
Annual Revenue *(increases by 10% each model)*	$25 million	$28 million	$31 million	Levers for increase: yield, product mix, price
Gross Profit *(COGS decreases by 10% each model)*	$8 million / 32%	$12 million / 42%	$16 million / 51%	Includes depreciation of fixed assets
EBITDA[2]	$9 million / 34%	$12 million / 42%	$15 million / 49%	Includes corporate SG&A allocation
Unlevered IRR[2,3]	~15%	~22%	~31%	Unlevered farm return, with corporate SG&A allocation

[1] Represents 48-grow tower farm economics for each Model 5/6/7. Business plan includes farms of 48 grow towers and large farms of 144 grow towers, sequenced in a rollout of Model 5 farms (financial close beginning March 2021), Model 6 farms (March 2022), and Model 7 farms (September 2023). Models 6 farm reflects modest performance improvements (10%) in the following areas, relative to Model 5: revenue, COGS excl. rent and depreciation, capex incl. tenant improvements; the Model 7 farm represents a further 10% improvement vs. Model 6, at farm stabilization

[2] Assumes illustrative SG&A allocation to support farm operations; the AeroFarms projections on the following slide carry this SG&A allocation and additional corporate SG&A

[3] Projected 20-year unlevered IRR of the farm

Source: Management

AeroFarms

34

35 AeroFarms Financial Overview FARM COUNT¹ 1 4 6 7 9 11 11 1 3 4 5 5 2021 2022 2023 2024 2025 2026 Run Rate 48 grow tower farms 144 grow tower farms % growth of towers NM GROSS PROFIT ($mm) $(2) $(3) $11 $57 $137 $264 $423 2021 2022 2023 2024 2025 2026 Run Rate % margin REVENUE ($mm) $4 $13 $54 $163 $330 $553 $825 2021 2022 2023 2024 2025 2026 Run Rate % growth 305% 201% 102% NM EBITDA ($mm) $(39) $(47) $(49) $(4) $82 $193 $332 2021 2022 2023 2024 2025 2026 Run Rate % margin 16 300% 4 192 125% 7 432 78% 10 768 31% 13 1,008 1,248 48 # of towers 67% NM NM NM 25% NM 35% 40% 16 1,248 24% 226% 51% NM 19% 35% 42% 48% NM 1 Farms that are under construction or operating

Transaction Summary – Pro Forma Equity Ownership

SOURCES

All values in $mm

SVAC Equity	232
Convertible Note	30
Aerofarms Equity Rollover	800
PIPE Financing	125
Total sources	**$1,187**

USES

All values in $mm

Aerofarms Equity Rollover	800
Cash to Merged Comany Balance Sheet	347
Estimated Transaction Expenses	40
Total uses	**$1,187**

PRO FORMA CAPITALIZATION (at $10.00)

All values in $mm

Pro Forma Shares Outstanding	123.1
Post-Money Equity Value	**1,231**
(-) Net Cash	375
Pro-Forma Implied Enterprise Value (Post-Money)	**856**

PRO FORMA OWNERSHIP (%) AT CLOSING[2]



AeroFarms convertible notes
2.7%
SVAC IPO shares
18.7%
PIPE shares
10.2%
Sponsor shares
3.5%
65.0%
Existing AeroFarms shareholders

Note: Assumes no redemptions from Spring Valley Acquisition Corp.; assumes new shares issued at a price of $10.00

[1] Comprised of 80.0mm shares owned by existing Aerofarms shareholders, 12.5mm PIPE shares, 23.0mm SVAC shares outstanding, 4.25mm SPAC sponsor shares and 3.3 shares owned by Aerofarms convertible notes holders; [2] Excludes impact of (i) 11.5mm Spring Valley Acquisition Corp. warrants and 8.9mm founder warrants struck at $11.50, which are not subject to vesting; (ii) SPAC Sponsor Shares which are subject to vesting are as follows: 250,000 shares will be subject to vesting based on a $12/share price target; 250,000 founder shares will be subject to vesting based on a $14/share price target; 500,000 founder shares will be subject to vesting based on a $15/share price target; 500,000 founder shares will be subject to vesting based on a $20/share price target; and (iii) New EIP which will dilute all of the above accordingly

AeroFarms
36

37 FV / Revenue FV / EBITDA FV / Revenue Valuation Benchmarking 10.4x 4.4x 2025 2026 5.3x 5.9x 4.6x 2025 2025 2025 FV / EBITDA 8.0x 8.1x 4.7x 3.2x Monster Beverage Corporation Fevertree Drinks Tattooed Chef Vital Farms FV / CY2022E (CY+1) EBITDA 21.9x 35.5x 42.0x 47.7x Monster Beverage Corporation Fevertree Drinks Tattooed Chef Vital Farms 30.3x 26.2x 14.8x 2025 2025 2025 Overall Median: 6.3x 2.6x 1.5x 2025 2026 FV / CY2022E (CY+1) Revenue (High - growth food & beverages) Overall Median: 38.8x (High - growth food & beverages) (Sustainable High - growth Food) (Sustainable High - growth Food) 1 1 Source: FactSet and company filings as of March 23, 2021 Note: Companies sorted from high to low based on firm value; 1 Financials converted to USD, USD / GBP conversion rate of 1.379 as of March 23, 2021

AeroFarms Company Highlights

AeroFarms has a 15+ year track record of vertical farming at scale and an expert management team that is revolutionizing the farming industry

Technology and data are a **competitive differentiator and moat** for AeroFarms

AeroFarms **sells leafy greens commercially** with a brand that is winning at retail and with potential development partners

A substantial pipeline of farm projects and a Total Addressable Market of $1.8T represents an **enormous opportunity for expansion**

AeroFarms has increasingly **attractive unit economics** across multiple new farm models

AeroFarms
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39 THANK YOU Bringing agriculture to new heights through technology and innovation